Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the inclusion of our report dated March 18, 2010 (except for the disclosure of cash paid for interest on the consolidated statement of cash flows for the year ended December 31, 2009 as to which the date is March 31, 2010, and except for Notes 2, 14 and 27 as to which the date is May 27, 2010) with respect to the consolidated financial statements and schedules of Diversey Holdings, Inc., and our report dated March 18, 2010 with respect to the effectiveness of internal control over financial reporting of Diversey Holdings, Inc., in Amendment No. 2 to the Registration Statement on Form S-4 and the related Prospectus of Diversey Holdings, Inc., dated May 27, 2010.

/s/ Ernst & Young LLP

Chicago, Illinois

May 27, 2010